FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), under the terms of Law No. 6,404, of December 15th, 1976, as in force, and under the Resolution No. 44, of August 23rd, 2021, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), hereby informs its shareholders and the market in general about the segregation of the businesses of GPA and Almacenes Éxito S.A. (“Éxito” and “Transaction”, respectively).

On this date an important step of the Transaction took place, consisting of the public filing of Éxito’s registration statement on Form 20-F (“Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”). The SEC must declare the Form 20-F effective prior to the delivery of Éxito’s Level II American Depositary Receipts (“ADRs”) to GPA’s shareholders.

As already informed to the market, the delivery of Éxito’s Brazilian Depositary Receipts (“BDRs”) and ADRs, as the case may be, to GPA’s shareholders, depends on the conclusion of the process before the SEC, approval of the New York Stock Exchange for trading of ADRs and authorization of the Colombian regulatory entities.

Considering the progress of the Transaction to date, the Company updates the estimate timing for its conclusion to until the middle of the third trimester of 2023.

It is emphasized that GPA’s shares and ADRs shall continue to be traded, with right of receiving Éxito’s ADRs and BDRs, as the case may be, until the record date, that shall be duly informed to the market as soon as it is secured.

GPA undertakes to keep the market and its shareholders informed of any new material facts related to the Transaction.

São Paulo, July 03, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 3, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.